Exhibit 4.4

CHANGE OF CONTROL AGREEMENT
THIS AGREEMENT (this “Agreement”) is entered into by and between AETERNA ZENTARIS INC., a corporation duly incorporated under the laws of Canada, having its head office at 315 Sigma Drive, Suite 302-D, Summerville, South Carolina 29483 (the “Corporation”), and Michael Ward, domiciled at 547 Meadowood Drive, Lake Forest, Illinois 60045 (the “Executive”).
WHEREAS, the Corporation considers it essential to the best interests of its shareholders to foster the continued employment of key management personnel;
WHEREAS, the Corporation recognizes that the possibility of a change of control exists and that such possibility, and the uncertainty and questions which it may raise among key management personnel, may result in the departure or distraction of key management personnel to the detriment of the Corporation and its shareholders; and
WHEREAS, the Corporation has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Corporation’s key management personnel, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change of control;
NOW, THEREFORE, effective October 1, 2017 (the “Effective Date”) in consideration of the premises and the mutual covenants herein contained, the Corporation and the Executive hereby agree as follows:
1.Definitions and Interpretation Rules.
1.1    Defined Terms. For purposes of this Agreement, the following terms shall have the meanings indicated below:
“Accrued Obligation” means the sum of (i) the Executive’s annual base salary earned through the Employment Termination Date for periods through but not following his Separation From Service and (ii) any accrued vacation pay earned by the Executive, in both cases, to the extent not theretofore paid.
“Affiliate” means any entity which is a member of (i) the same controlled group of corporations within the meaning of section 414(b) of the Code with the Corporation (ii) a trade or business (whether or not incorporated) which is under common control (within the meaning of section 414(c) of the Code) with the Corporation or (iii) an affiliated service group (within the meaning of section 414(m) of the Code) with the Corporation.
“Annual Bonus” means the Executive’s applicable annual cash bonus under the Corporation’s annual bonus program.
“Board” means the Board of Directors of the Corporation or other governing body of the Corporation or its direct or indirect parent.

“Cause” means the occurrence of any of the following:
(a)The Executive is declared bankrupt or insolvent or makes an assignment of substantially all of his property or is placed under protective supervision.
(b)The Executive becomes physically or mentally disabled to such an extent as to render him unable to perform the essential functions of his job duties normally and adequately for an aggregate of twelve (12) weeks during a period of twelve (12) consecutive months. In such a case, the Executive may continue to benefit under short-term and long-term disability insurance plans, subject to the terms of such plans, if any. The Corporation’s ability to terminate the Executive as a result of any disability shall be to the extent permitted by applicable state or federal law.
(c)The Executive materially fails or refuses to adequately perform the duties or responsibilities assigned by the Corporation or its Board.
(d)The Executive engages in fraud, theft, embezzlement or other criminal act of a similar nature, or commits an act of serious misconduct or willful or gross negligence in the performance of his duties.
(e)The Executive fails or refuses to follow reasonable directives of the Board.
(f)The Executive conducts himself, by speech or behavior, in such a manner as to cause embarrassment, scandal or ridicule to the Corporation, any of its affiliates or any of their employees or to create, foment or engender a disrespectful, divisive or hostile environment.
(g)The Executive misuses or abuses alcohol, drugs or controlled substances.
(h)Provided, however, that the reason set forth in this definition of “Cause” shall not constitute Cause unless the Executive is given a reasonable period (at least 30 days) to effect a cure or a correction and fails to do so (and provided that the reason is curable or correctible as determined in the reasonable discretion of the Board). Furthermore, whether a Cause event has occurred shall be determined in the reasonable discretion of the Board.
“Change of Control” means the occurrence of any of the following events:
(a)Subject to the exceptions set forth in Schedule A attached hereto and incorporated within, upon the purchase or acquisition, in one or more transactions, by a Person or one or more Persons who are affiliates of one another or who are acting jointly or in concert (as such expressions are defined in the Securities Act (Ontario) (the “Acquiring Person”) of a beneficial interest in securities of the Corporation representing in any circumstance fifty percent (50%) or more of the voting rights attaching to the then outstanding securities of the Corporation, or
(b)upon a sale or other disposition of all or substantially all of the Corporation’s assets; or
(c)upon a plan of liquidation or dissolution of the Corporation; or

(d)if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who at the date hereof constitute the Board (and any new directors whose appointments by the Board or whose nomination for election by the Corporation’s shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the date hereof or whose appointment or nomination for election was previously so approved) cease to constitute a majority of members of the Board.
“Code” means the Internal Revenue Code of 1986, as amended, or any successor act.
“Corporation” means Aeterna Zentaris Inc., a corporation duly incorporated under the laws of Canada, or any successor.
“Effective Date” means the date identified in the introduction of this Agreement.
“Employment Termination Date” means the date as of which the Executive incurs a Termination of Employment determined in accordance with the provisions of Section 5.2.
“Executive” means the employee identified in the introduction of this Agreement.
“Good Reason” for termination by the Executive of his employment means the occurrence (without the Executive’s express written consent) after any Change of Control, of any one of the following acts by the Corporation, or failures by the Corporation to act, unless, such act or failure to act is corrected prior to the effective date of the Executive’s termination for Good Reason:
(a)A material reduction of the Executive’s base salary as in effect on the Effective Date or as thereafter increased from time to time, provided such reduction is not applicable in a similar manner to the other senior executives of the Corporation.
(b)A material and sustained reduction (absent the Executive’s express, written consent) in the Executive’s overall duties and responsibilities as Chief Financial Officer.
No reason set forth in this definition of “Good Reason’’ shall constitute Good Reason unless 1) the Executive first gives written notice to the Board of the facts that constitute Good Reason, 2) the Corporation fails to cure or correct the situation within 30 days following receipt of such notice, and 3) the Executive resigns his employment within 30 days following the end of the cure period.
“Section 409A” means section 409A of the Code and the Department of Treasury Regulations issued thereunder.
“Separation From Service” shall have the meaning specified in Section 409A.
“Specified Employee” means a person who is, as of the date of the person’s Separation From Service a “specified employee” within the meaning of Section 409A.
“Termination of Employment” means the termination of the Executive’s employment relationship with the Corporation (a) by the Corporation without Cause, or (b) by the Executive for Good Reason, in each case after a Change of Control occurs and during the Term.

1.2    Number and Gender. As used in this Agreement, unless the context otherwise expressly requires to the contrary, references to the singular include the plural, and vice versa; references to the masculine include the feminine and neuter; references to “including” mean “including (without limitation)”; and references to Sections and clauses mean the sections and clauses of this Agreement.
2.    Term of Agreement. The “Term” of this Agreement shall commence on the Effective Date and end on (a) the last day of the two-year period beginning on the Effective Date if no Change of Control shall have occurred during that two-year period; or (b) if a Change of Control shall have occurred during the two-year period beginning on the Effective Date, the last day of the one-year period beginning on the date on which the Change of Control occurred.
3.    Change of Control Severance Payments. If the Executive incurs a Termination of Employment following a Change of Control and during the Term of this Agreement, the Corporation shall provide the Executive the benefits described below. These benefits are in lieu of and not in addition to any severance benefits provided for in Executive’s Employment Agreement. If Executive is entitled to benefits under this Agreement, Executive will not be entitled to any severance benefits under Executive’s Employment Agreement.
(a)The Corporation shall pay to the Executive at the time specified in Section 4 the following amounts:
(i)the Accrued Obligation;
(ii)an amount equal to eighteen (18) months of the Executive’s annual base salary in effect on the date of the Change of Control;
(iii)an amount equal to eighteen (18) months of the Executive’s Annual Bonus for the year immediately prior to the year in which the Change of Control occurs; and
(iv)an amount equal to 18 multiplied by the monthly premium amount(s) for group medical continuation coverage for the Executive, his spouse and eligible dependents who were covered under group medical plan(s) of the Corporation immediately prior to the Employment Termination Date determined by utilizing the applicable COBRA premium rates for such Corporation group medical plan(s) for the month in which the Employment Termination Date occurs.
(b)Any or all outstanding options to acquire Corporation stock granted to and held by the Corporation shall become fully exercisable, vested and nonforfeitable.
(c)Clawback of any Erroneously Paid Compensation. If, after a payment is made to the Executive pursuant to Section 3, the Corporation finds, after full consideration of the facts, that the Executive engaged in fraud, theft, embezzlement or any other criminal act of a similar nature in the performance of his duties to the Corporation, the Executive must immediately repay to the Corporation all amounts that were paid to him pursuant to Section 3 of the Agreement.
4.    Time of Benefits Payments and Release. The payments provided for in Section 3(a) shall be paid out in equal installments in accordance with the Corporation’s standard payroll cycle

(less applicable tax withholdings) over a period of one year, commencing with the first regular payroll date that is at least seven days after the Corporation receives the Release referenced below from Executive, and assuming Executive does not revoke the release. The right to payment of the Severance Pay is conditioned upon Executive’s executing, and not revoking, a full and general Release of all claims in a form satisfactory to the Corporation and full compliance with the terms of Executive’s Employment Agreement. If necessary, all payments due under Section 3(a) of this Agreement by the Corporation may be delayed as required by § 409A of the US Internal Revenue Code of 1986 (the “Code”); the payments shall be so delayed by six (6) months and one day, and the first six (6) months’ payments shall be paid in a lump sum on the first payroll date thereafter. The Corporation has the right to cease making payments under this paragraph at any time it determines Executive is in breach of Sections 7, 8, or 9 of Executive’s Employment Agreement.
5.    Termination Procedures.
5.1    Notice of Termination. After a Change of Control and during the Term of this Agreement, any purported termination of the Executive’s employment shall be communicated by a written Notice of Termination to the Executive or Corporation in accordance with Section 10.8. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.
5.2    Employment Termination Date. “Employment Termination Date,” with respect to any purported termination of the Executive’s employment after a Change of Control and during the Term of this Agreement, shall mean the date specified in the Notice of Termination.
6.    Withholding. The Corporation may withhold from any benefits paid under this Agreement all income, employment, and other taxes required to be withheld under applicable law.
7.    Death of the Executive. If the Executive dies after his Employment Termination Date but before the Executive receives full payment of the benefits to which he is entitled, any unpaid benefits will be paid to the Executive’s surviving spouse, or if the Executive does not have a surviving spouse, to the Executive’s estate.
8.    Amendment. This Agreement may not be amended except pursuant to a written instrument that is authorized by the Corporation and agreed to in writing and signed by the Executive.
9.    Funding. The Executive shall have no right, title, or interest whatsoever in or to any assets of the Corporation or any investments which the Corporation may make to aid it in meeting its obligations under this Agreement. The Executive’s right to receive payments under this Agreement shall be no greater than the right of an unsecured general creditor of the Corporation.
10.    Miscellaneous.
10.1    Agreement Not an Employment Contract. This Agreement is not an employment contract between the Corporation and Executive and gives Executive no right to retain his employment. This Agreement is not intended to interfere with the rights of the Corporation to terminate the

Executive’s employment at any time with or without notice and with or without cause or to interfere with the Executive’s right to terminate his employment at any time.
10.2    Alienation Prohibited. No benefits hereunder shall be subject to anticipation or assignment by the Executive, to attachment by, interference with, or control of any creditor of the Executive, or to being taken or reached by any legal or equitable process in satisfaction of any debt or liability of the Executive prior to its actual receipt by the Executive. Any attempted conveyance, transfer, assignment, mortgage, pledge, or encumbrance of the benefits hereunder prior to payment thereof shall be void.
10.3    Severability. Each provision of this Agreement may be severed. If any provision is determined to be invalid or unenforceable, that determination shall not affect the validity or enforceability of any other provision.
10.4    Binding Effect. This Agreement shall be binding upon any successor of the Corporation.
10.5    Mediation and Arbitration. The Corporation and the Executive hereby expressly agree that with respect to any dispute arising under this Agreement, such dispute shall be addressed first through confidential mediation, and if that fails, through confidential and binding arbitration. Any such mediation shall take place in Delaware before a single mediator selected by the agreement of the parties. The Corporation shall bear all fees and expenses of the mediator. The parties shall bear the expense of their own attorneys’ fees. If the mediation fails to result in a prompt settlement, the arbitration shall be conducted in Dover, Delaware by one arbitrator who is designated in accordance with the then current employment rules and procedures of the American Arbitration Association. The arbitrator shall prepare and publish a reasoned award. Each of the parties hereto shall bear their own, respective, costs of such arbitration.
10.6    No Mitigation. The Corporation agrees that if the Executive’s employment with the Corporation terminates during the Term of this Agreement, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Corporation pursuant to this Agreement. Further, except as expressly provided otherwise herein, the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Corporation, or otherwise.
10.7    Other Amounts Due. Except as expressly provided otherwise herein, the payments and benefits provided for in this Agreement are in addition to and not in lieu of amounts and benefits that are earned by the Executive prior to his Termination of Employment. The Executive shall be entitled to any other amounts or benefits due the Executive in accordance with any contract, plan, program or policy of the Corporation or any of its Affiliates. Amounts that the Executive is entitled to receive under any plan, program, contract or policy of the Corporation or any of its Affiliates at or subsequent to the Executive’s Termination of Employment shall be payable or otherwise provided in accordance with such plan, program, contract or policy, except as expressly modified herein.
10.8    Notices. Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand-delivered or served by bailiff, at the discretion of the sender. In the case of hand-delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non-business day, the notice shall be deemed to have been received on the following business day.
For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:
For the Corporation, the address is: 315 Sigma Drive, Suite 302-D, Summerville, South Carolina 29483.
For the Executive, the address is: 547 Meadowood Drive, Lake Forest, Illinois 60045.
10.9    Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws, including conflicts of laws, by the State of Delaware in the United States of America. Subject to Section 10.5, any lawsuit that arises from or relates to this Agreement shall be brought exclusively in Dover, Delaware.
10.10    Compliance With Section 409A. It is intended that this Agreement shall comply with Section 409A. The provisions of this Agreement shall be interpreted and administered in a manner that complies with Section 409A.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date above first written.

AETERNA ZENTARIS INC.

By:     /s/ Carolyn S. Egbert

Date:     10/1/17

EXECUTIVE

By:     /s/ Michael V. Ward

Date:     October 1, 2017

Schedule A
Exceptions to the definition of Acquiring Person as used in Section 7- Change of Control:
ACQUIRING PERSON SHALL MEAN ANY PERSON WHO IS AT ANY TIME AFTER THE DATE HEREOF THE BENEFICIAL OWNER OF FIFTY PERCENT (50%) OR MORE OF THE OUTSTANDING VOTING SHARES, PROVIDED, HOWEVER, THAT THE TERM ‘ACQUIRING PERSON’ SHALL NOT INCLUDE:
(i)the Corporation or any corporation controlled by the Corporation;
(ii)any Person who becomes the beneficial owner of fifty percent (50%) or more of the outstanding Voting Shares as a result of one or any combination of: (a) a Voting Share Reduction: (b) an Exempt Acquisition; or (c) a Pro Rata Acquisition; provided, however, that if a Person shall become the Beneficial Owner of fifty percent (50%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, an Exempt Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional one percent (1%) of any Voting Share then outstanding (otherwise than pursuant to an additional Voting Share Reduction, Exempt Acquisition or Pro Rata Acquisition), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person; or
(iii)an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of fifty percent (50%) or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation.
The capitalized terms used herein shall have the following definitions:
(a)Beneficial Owner or Beneficially Own means a Person or any of such Person’s affiliates or associates, as such terms are defined in Canada’s National Instrument 45-106 - Prospectus and Registration Exemptions, who, by law or in equity, is deemed to own or to be the owner of any securities.
(b)Exempt Acquisition means an acquisition whereby a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and, in the event that a waiver is granted by the Corporation’s Board of Directors, such acquisition shall be deemed not to have occurred for the purposes hereof. Any such waiver may only be given on the condition that such Person, within ten (10) days after the foregoing determination by the Corporation’s Board of Directors or such later date as the Corporation’s Board of Directors may determine (the “Disposition Date’’), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person and such waiver shall only be effective if the reduction has occurred within such ten (10) day or longer period.
(c)Person means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization syndicate or other entity.
(d)Pro Rata Acquisition means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, stock purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or convertible securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such convertible security, provided that such Person does not thereby acquire a greater percentage of Voting Shares or convertible securities so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.
(e)Voting Shares means the shares of the capital of the Corporation to which generally attach voting rights which, as of the date hereof, are the common shares of the capital of the Corporation.
(f)Voting Share Reduction means an acquisition or redemption by the Corporation or any corporation controlled by the Corporation of Voting Shares which, by reducing the number of Voting Shares of the Corporation outstanding, increases the percentage of Voting Shares of the Corporation Beneficially Owned by any Person to fifty percent (50%) or more of the Voting Shares then outstanding.
DMS 11907109v1